United States securities and exchange commission logo





                               May 9, 2024

       Rushi Shah
       Chief Executive Officer
       Mag Mile Capital, Inc.
       1141 W. Randolph St.
       Suite 200
       Chicago, IL 60607

                                                        Re: Mag Mile Capital,
Inc.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2023
                                                            File 000-56333

       Dear Rushi Shah:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K/A filed April 17, 2024

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-1

   1. Refer to the restatement in Note 13. Please have the public accounting firm that audited the restatement of the
2022 amounts include an explanatory paragraph in their report that addresses the
restatement.
       Note 11. Warrants, page F-13

   2. We note that you issued a warrant for 5 million shares at $0.50 per share to GK Partners on April 4, 2023 and
that you recorded stock compensation expense of $1.582 million in
                                                        2023. We also note that
the warrant was issued to provide incentive to provide future financings. Disclose,
in detail, the basis for your accounting treatment for the issuance of this warrant, including
how you determined whether the warrant is classified as a
                                                        derivative instrument,
liability or equity, pursuant to ASC 718 as stock compensation or
                                                        ASC 815 as a derivative
instrument and the basis for your accounting treatment. Also, address any terms of
the warrant regarding the nature of any future performance required
 Rushi Shah
Mag Mile Capital, Inc.
May 9, 2024
Page 2
         by GK Partners and in what period the performance, if any, is to be provided to the company in conjunction with the terms of the warrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRushi Shah                                  Sincerely,
Comapany NameMag Mile Capital, Inc.
                                                              Division of
Corporation Finance
May 9, 2024 Page 2                                            Office of
Technology
FirstName LastName